

April 15, 2008

By facsimile to (515) 323-8577 and U.S. Mail

Mr. Daniel H. Arnold
Chairman
MinnErgy, LLC
8 North Front Street NW, P.O. Box 86
Eyota, MN 55934

Re: MinnErgy, LLC
        Pre-effective Amendment 4 to Registration Statement on Form SB-2
        Filed March 21, 2008
        File No. 333-142928

Dear Mr. Arnold:

        We reviewed the filing and have the comments below.

Certain Relationships and Related Transactions, page 93

1.   Revised disclosure indicates that MinnErgy entered into a sublease agreement with All
        American Cooperative for office space on November 12, 2007. File the sublease
        agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation
        S-K.

Note 2. Grant Receivable, page F-8

2.   For your October 2007 award of the Value-add Producer Grant from the USDA, please
        revise your disclosure to clarify how you are accounting for and presenting the grant in
        your financial statements and how your accounting complies with SAB Topic 13.

Note 7. Commitments and Contingencies, page F-10

3.   We note the numerous consulting agreements entered into for which you have actually
         incurred costs during 2007, as described on pages F-11 and F-12. For each of these
         seven contracts, please tell us and disclose how you have accounted for the costs, where
         they are recorded in your financial statements for the periods presented, and your basis in
         GAAP for capitalizing or expensing these costs.

Closing

         File an amendment to the registration statement in response to the comments. To
expedite our review, MinnErgy may wish to provide us three marked courtesy copies of the
amendment. Include with the filing any supplemental information requested and a cover letter
tagged as correspondence that keys the responses to the comments. If MinnErgy thinks that
compliance with any of the comments is inappropriate, provide the basis in the letter. We may
have additional comments after review of the amendment, the responses to the comments, and
any supplemental information.

         We urge all persons responsible for the accuracy and adequacy of the disclosure in the
registration statement reviewed by us to ensure that they have provided all information investors
require for an informed decision. Since MinnErgy and its management are in possession of all
facts relating to the disclosure in the registration statement, they are responsible for the adequacy
and accuracy of the disclosures that they have made.

         If MinnErgy requests acceleration of the registration statement's effectiveness, MinnErgy
should furnish a letter at the time of the request in which it acknowledges that:

   •   Should the Commission or the staff acting by delegated authority declare the
       registration statement effective, it does not foreclose the Commission from taking
       any action on the filing.

   •   The action of the Commission or the staff acting by delegated authority in
       declaring the registration statement effective does not relieve MinnErgy from its
       full responsibility for the adequacy and accuracy of the registration statement's
       disclosures.

   •   MinnErgy may not assert our comments or the declaration of the registration
       statement's effectiveness as a defense in any proceedings initiated by the
       Commission or any person under the United States' federal securities laws.

         The Commission's Division of Enforcement has access to all information that MinnErgy provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Melissa N. Rocha, Staff Accountant, at (202) 551-3854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Miranda L. Hughes, Esq.
Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C.
666 Grand Avenue, Suite 2000
Des Moines, IA 50309-2510